QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-I/A
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

NetScout Systems, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock
(Title of Class of Securities)

64115 T 10 4
(CUSIP Number of Class of Securities)
(Common Stock Underlying Options)

Anil K. Singhal President and Chief Executive Officer NetScout Systems, Inc. 310 Littleton Road Westford, MA 01886 (978) 614-4000	With A Copy To: Miguel J. Vega, Esq. Testa, Hurwitz & Thibeault, LLP 125 High Street Boston, MA 02110 (617) 248-7000

(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$9,040,230	$832

        * For purposes of calculating the amount of filing fee only. The amount assumes options to purchase 2,489,666 shares of NetScout Systems, Inc. common stock, par value $.001 per share, having an aggregate value of $9,040,230 as of November 5, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Section 13(e) and Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals the value of this transaction multiplied by $0.000092.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $832	Filing Party: NetScout Systems, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: November 8, 2002

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        ☐ third-party tender offer subject to Rule 14d-1.

        ☒ issuer tender offer subject to Rule 13e-4.

        ☐ going-private transaction subject to Rule 13e-3.

        ☐ amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

2

INTRODUCTORY STATEMENT

        This Amendment No. 3 amends and supplements our Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission ("SEC") on November 8, 2002, our Amendment No. 1 to our Tender Offer Statement on Schedule TO filed with the SEC on November 8, 2002, and our Amendment No. 2 to our Tender Offer Statement on Schedule TO filed with the SEC on November 22, 2002 (collectively, the "Schedule TO") relating to our offer to exchange certain options for new options upon the terms and subject to the conditions set forth in the Offer to Exchange dated November 8, 2002 and filed with the Schedule TO (the "Offer"). This Amendment No. 3 reports the final results of our offer to exchange.

Item 4. Terms of the Transaction.

        Item 4(a) of the Schedule TO is hereby amended to add the following:

        The offer expired at 12:00 midnight, Eastern Standard Time, on December 9, 2002. Pursuant to the terms and conditions of the Offer, NetScout accepted for exchange, as of the date hereof, tendered options to purchase a total of 2,142,723 shares of common stock and terminated all such options. NetScout will grant new options to purchase 2,142,723 shares of common stock in exchange for the tendered options accepted and terminated in accordance with the terms and conditions of the Offer.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NETSCOUT SYSTEMS, INC.
By:	/s/ ANIL K. SINGHAL Anil K. Singhal President and Chief Executive Officer
Date: December 10, 2002

3

QuickLinks

INTRODUCTORY STATEMENT
SIGNATURE